SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
SEC File Number 000-29637
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☑ Form 10-Q	☐ Form N-SAR
     For Period Ended: June 30, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
     For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable
PART I
REGISTRANT INFORMATION
Full name of registrant Selectica, Inc.
Former name if applicable Not Applicable
Address of principal executive office (Street and number) 1740 Technology Drive, Suite 450
City, state and zip code San Jose, California 95110
PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
☑ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 within the prescribed time period because it is currently conducting a voluntary review of its historical practices in granting stock options to members of senior management and employees of the Registrant. The Registrant’s Audit Committee of the Board of Directors has appointed a Special Committee to conduct this review, and in connection with its review, the Special Committee is being assisted by independent legal counsel and accounting experts. Until the review is completed, the Registrant will be unable to finalize its financial statements and file its Form 10-Q for the quarter ended
June 30, 2007.

PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Stephen Bennion	(408) 570-9700

(Name)	(Area Code) (Telephone Number)
     (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☑ No
     Form 10-Q for the fiscal quarter ended September 30, 2006
     Form 10-Q for the fiscal quarter ended December 31, 2006
     Form 10-K for the fiscal year ended March 31, 2007
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     On August 8, 2007, the Registrant issued a press release disclosing its unaudited revenue for the fiscal quarters ended June 30, 2007 and 2006 and its unaudited cash, cash equivalents and investments as of June 30, 2007. As was disclosed in the press release (the “Press Release”), the Registrant’s revenue for the fiscal quarter ended June 30, 2007 declined from its revenue for the fiscal quarter ended June 30, 2006. The Registrant’s revenue decreased from $5.2 million for the fiscal quarter ended June 30, 2006 to $4.3 million for the fiscal quarter ended June 30, 2007. In addition, the Company’s cash, cash equivalents and investments declined from $58.5 million at March 31, 2007 to $52.4 million at June 30, 2007.
     As noted in Part 3 above, the Company is currently conducting a voluntary review of its historical practices in granting stock options to members of senior management and employees of the Registrant. The Registrant’s Audit Committee of the Board of Directors has appointed a Special Committee to conduct this review, and in connection with its review, the Special Committee is being assisted by independent legal counsel and accounting experts. Until the review is completed, the Registrant will be unable to finalize its financial statements and file its Form 10-Q for the quarter ended June 30, 2007.
Selectica, Inc.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 10, 2007	By	/s/ Bill Roeschlein

Bill Roeschlein
Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.